Exhibit 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2009	2008
BASIC

Net loss	$(1,988,184)	$(1,512,102)
/ Weighted average shares	1,800,000	1,800,000

Basic loss per share	$(1.10)	$(0.84)

DILUTED

Net loss	$(1,988,184)	$(1,512,102)
/ Weighted average shares	1,800,000	1,800,000

Diluted loss per share	$(1.10)	$(0.84)

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